Filed by Empire State Realty Trust Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following letter was mailed to participants in Empire State Building Associates L.L.C. on January 7, 2013:

January 7, 2013

To Participants in Empire State Building Associates L.L.C. (“ESBA”)

Dear Fellow Participants:

We wish all of our investors everything good for a happy, healthy, and successful New Year. As well, we are happy to advise that on December 21, 2012 the Securities and Exchange Commission (“SEC”) declared effective the S-4 for our recommended consolidation and IPO as a REIT. We will commence the vote process shortly.

We want to make certain that you saw, read, and understood the attached December 18 letter from Martin Cowan which you received previously. Mr. Cowan’s analysis has been featured in conference calls, on websites, and in one-on-one phone calls by Richard and Steven Edelman, Peter Benjamin, and those working with them as factual foundation why our proposal should be voted against. In this letter, Mr. Cowan pointed to inadvertent error in his prior work and changes in the S-4 and its projected cash flows on which that work was based, and states that ESBA investors should not rely on his financial analysis. We appreciate Mr. Cowan’s letter.

For months, we have spoken of what we believe are misrepresentations and misstatements made by the Edelmans and Peter Benjamin. We sent them cease and desist letters identifying inaccuracies. Bloomberg counsel sent Richard Edelman a cease and desist letter when he continued to circulate a video which Bloomberg produced from information provided by the Edelmans and then withdrew, because the pieces were inaccurate. The Edelmans have disregarded these letters and continue to disseminate these inaccurate items. We fear that any investor who relies upon them exposes her or himself and those who rely upon them to risk of severe economic damage.

Richard and Steven Edelman have conducted their solicitation without any filing with the SEC, as is their right. We think that Richard and Steven Edelman, Peter Benjamin, and those working with them have waged a campaign of distributing information which we believe includes wrong, misrepresented, and unreliable information. Malkin Holdings has filed with the SEC, as required by SEC rules.

Every letter we have sent you, every document we have crafted, and every number and projection we have presented for distribution to you has been filed with the SEC. The S-4 includes an estimate with regard to your future distributions for the first 12 months after our proposed consolidation and IPO, which is the market convention for REIT IPOs and is consistent with SEC guidelines. You will be able to compare this future distribution estimate to the distributions you have received in prior years. We have tried to make it clear from the outset that we believe you have greater potential for increased distributions by holding your interests in the REIT which we are proposing than you do as a participant in ESBA.

We again encourage investors to consider publicly available information contained in the prospectus/consent solicitation which is part of the Form S-4 and in our information letters, all of which we have filed with the SEC, as part of our effort to provide thorough detail regarding the proposed transaction. In addition, should you have any question, please do not hesitate to contact us. We are more than happy to answer whatever questions you may have. We feel that, once you understand the facts, your decision will be an easy one.

There are material risks and conflicts of interest associated with the consolidation. You should carefully review the sections entitled “Risk Factors” and “Conflicts of Interest” in the Form S-4 which has been filed with the SEC and recently declared effective. We cannot guaranty that participants will receive the anticipated benefits from the consolidation described herein.

We also caution you that this letter contains forward-looking statements. These forward-looking statements, including the potential for more consistent distributions than the status quo, with greater potential for increased distributions as a holder of interests in the REIT than as a participant in ESBA, are based on our beliefs and expectations, which may not be correct. Various factors could cause actual results to differ materially from the expectations reflected in these forward-looking statements including those set forth in the Form S-4.

Remember, there is nothing you need to do until the prospectus/consent solicitation on which a vote can be based is mailed to you. Now that the SEC has declared our filing effective, those materials will be mailed soon. You will have at least 60 days after such mailing to review it, ask further questions, and vote.

We look forward to communicating with you further. Meanwhile, we wish you a healthy and happy new year.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin

Chairman	President

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and supervisor, and each officer and director of them or of Empire State Realty Trust, Inc. (the “REIT”) may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the REIT’s Registration Statement on Form S-4, which have been filed with the SEC.

We urge you to review such Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov.